SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 3) (1)

VFINANCE, INC.
(f/k/a vFinance.com, Inc.)
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

92553T104
(CUSIP Number)

Leslie J. Croland, P.A.
Edwards & Angell, LLP
350 East Las Olas Boulevard, Suite 1150
Ft. Lauderdale, Florida 33301-4215
(954) 727-2600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 22, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(1)	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92553T104	13D

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITY ONLY)
Leonard J. Sokolow

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
OO

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

(7)	SOLE VOTING POWER
NUMBER OF	5,883,010
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY	0
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH	5,883,010

(10)	SHARED DISPOSITIVE POWER
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,883,010

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.82%

(14)	TYPE OF REPORTING PERSON
IN

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is hereby filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on March 7, 1994 (the “Original 13D”) on behalf of Leonard J. Sokolow (the “Reporting Person”), as amended by Amendment No. 1 filed with the Commission on February 16, 1995 (“Amendment No. 1”) and Amendment No. 2 filed with the Commission on February 14, 2002 (“Amendment No. 2”) (Amendment No. 1 and Amendment No. 2, together with the Original 13D and this Amendment No. 3, the “Schedule 13D Filing”) with respect to vFinance, Inc. (the “Issuer”), a Delaware corporation formerly known as vFinance.com, Inc. and, prior to that, Peachtree FiberOptics, Inc. (“PFI”). Capitalized terms used in this Amendment No. 3 without definition shall have the respective meanings ascribed to them in the Schedule 13D Filing.

Item 3 of the Schedule 13D filing is hereby supplemented as follows:

Item 3. Source and Amount of Funds or Other Consideration.

     On March 7, 2002, the Reporting Person purchased 61,403 shares of Common Stock in a privately negotiated transaction at an aggregate purchase price of $17,500.

     On October 23, 2002, the Reporting Person received 206,757 shares of Common Stock pursuant to the terms of a Mediation Settlement Agreement dated August 20, 2002, by and among Ben Lichtenburg, Timothy E. Mahoney and the Reporting Person. The Reporting Person received the shares upon fulfillment of the terms of the Mediation Settlement Agreement, which included his payment of $7,500 and other consideration.

     On January 22, 2003, the Reporting Person received 2,271,715 shares of Common Stock pursuant to the terms of a Mutual Release and Settlement Agreement dated December 20, 2002, by and among Michael Golden (“Golden”), Timothy E. Mahoney and the Reporting Person, to settle a dispute with respect to an Agreement and Plan of Merger dated January 3, 2001, between the Issuer and Golden and others. The Reporting Person received the shares upon fulfillment of the terms of the Mediation Settlement Agreement, which included his payment of one-half of $100,000 and other consideration.

Item 4 of the Schedule 13D Filing is hereby restated and supplemented as follows:

Item 4. Purpose of Transaction.

     The 5,883,010 shares of Common Stock (the “Shares”) were acquired for investment purposes. The Reporting Person presently has no plans or proposals that relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorgnization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)	Any action similar to any of those enumerated above.

     The Reporting Person may in the future consider, discuss or vote upon plans or proposals of the type described in this Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	The following table sets forth the aggregate number of shares of Common Stock that the Reporting Person beneficially owned as of January 22, 2003 and the percent of the class of such shares believed to be outstanding.

		No. of Shares Owned
Name	Directly	Indirectly	Total	Percent of Class (1)

Leonard J. Sokolow	2,774,677	3,108,333	5,883,010	21.82%

(1)	Based on 26,959,904 shares of Common Stock of the Issuer, which the Reporting Person believes to be the approximate number of shares of Common Stock outstanding on January 22, 2003. The percentage is rounded to the nearest 1/100 percent.

(b)	The Reporting Person has sole voting and dispositive power with respect to the Shares.

(c)	Except for the transactions described in Item 3 above, the Reporting Person has not effected any transactions in shares of Issuer Common Stock during the past 60 days.

(d)	No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2003

(Date)

/s/ Leonard J. Sokolow

(Signature)

Leonard J. Sokolow

(Name)